

April 8, 2015

Robert J. Dickey
President and Chief Executive Officer
Gannett SpinCo, Inc.
7950 Jones Beach Drive
McClean, VA 22107

      Re: Gannett SpinCo, Inc.
             Form 10-12B
             Filed March 12, 2015
             File No. 001-36874

Dear Mr. Dickey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

Item 15. Financial Statements and Exhibits, page ii

1. Please revise the exhibit index to indicate that you will file the affiliation agreements with Cars.com and CareerBuilder as material contracts or advise. Please also file the credit facility agreement you anticipate entering into, if entered into prior to effectiveness of the Form 10, or advise. Please also file the Icahn Agreement as an exhibit to this filing or advise. We further note that you intend to file several exhibits in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Exhibit 99.1

General

2. We note that the information statement contains a large number of blanks and references that certain information will be provided by amendment. Please fill in these blanks with your next amendment and include the missing information or advise and tell us when you intend to do so. Examples of sections that appear to be missing information include the sections "Management" at page 90, "Compensation Discussion and Analysis" at page 96, "Executive Compensation" at page 97, and "Security Ownership" at page 111. We may have comments after reviewing your response and these disclosures.

Information Statement

Information Statement Summary, page 10

3. We note from the Selected Historical Combined Financial Data of SpinCo section on page 47 that SpinCo has experienced declining advertising revenue and net income over the last five years. Please revise this section to discuss these financial trends and briefly discuss the primary drivers of these financial results.

Risk Factors, page 22

Changes in economic conditions are expected to continue to affect advertising demand, page 22

4. We note that your advertising revenue has declined from $2.475 billion in 2010 to $1.84 billion in 2014. Please revise to disclose this financial trend and quantify the change in advertising revenue so that investors can appreciate the discussed risk.

Increasing popularity of digital media, page 22

5. We note your disclosure that SpinCo's digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. Please revise to quantify, to the extent practicable, the decline in print advertising revenue due to the shift to digital consumption so that investors can appreciate the discussed risk.

Newsprint prices may continue to be volatile, page 24

6. We note your disclosure that newsprint is one of SpinCo's largest expenses and that newsprint prices have historically been volatile. Please revise to discuss and quantify whether newsprint prices are high or low in comparison to historical prices so that investors can appreciate the discussed risk.

Unaudited Pro Forma Combined Financial Statements, page 48

7. We note you are in the process of identifying the persons who will be your executive officers following the separation other than Mr. Dickey who is to serve as President and CEO. Please describe any compensation arrangements associated with your executives that materially impact your operating expenses and include the associated pro forma adjustment as appropriate.

Management's Discussion and Analysis of Financial Condition, page 69

8. Please clarify the meaning of the terms "secular headwinds" and "secular pressures" disclosed on pages 70, 76 and 79.

Results of Operations, page 75

9. Please quantify the effect of pricing and volume on circulation revenues as disclosed on pages 77 and 80. Refer to section 501.04 of the staff's Codification of Financial Reporting Releases and Item 303(a)(3)(iii) of Regulation S-K for guidance.

10. Please quantify in terms of dollars the change in digital revenues disclosed on page 76 so that investors may better understand the relative impact of this source of revenue, which based upon your disclosures appears to be an item of focus for you.

Fiscal 2014 versus Fiscal 2013, page 76

Advertising Revenue, page 76

11. We note your disclosure in the second risk factor on page 22 that SpinCo's digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. Please revise this section to discuss and quantify this apparent known trend so that investors can better understand your results of operation and specifically how changes in print advertising revenue and digital advertising revenue are affecting such results. For example, quantifying print and digital advertising revenue, respectively, for each year presented would enable investors to understand the relative magnitude and impact of each in assessing this trend.

Liquidity and capital resources, page 87

12. Please identify and quantify the specific working capital items that materially impacted your net cash flow from operating activities for each period for which cited. Your discussion should address the drivers underlying each factor cited and why/how such directly impacted operating cash. Also, please note that reference to net income, which contains accrued and noncash items, may not provide a sufficient basis for an investor to fully understand comparative changes in net operating cash flows (i.e., the underlying operating items that directly affected cash and how cash was so affected). Please revise your analysis accordingly. For further guidance, refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Exclusive Forum, page 116

13. Please tell us what consideration you have given to including risk factor disclosure about the potential impact of the exclusive forum provision you disclose you plan to include in your amended and restated certificate of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Victor Goldfeld
        Wachtell, Lipton, Rosen & Katz